September 25, 2024

Mark DyBul
Chief Executive Officer
Renovaro Biosciences Inc.
2080 Century Park East, Suite 906
Los Angeles, CA 90067

       Re: Renovaro Biosciences Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2023
           Filed October 2, 2023
           File No. 001-38758
Dear Mark DyBul:

       We have reviewed your August 15, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 12, 2024 letter.

Form 10-K for the Fiscal Year Ended June 30, 2023
Notes to the Consolidated Financial Statements
Note 4 - Intangible Assets and Goodwill, page F-14

1. Please provide us with the results of your annual goodwill impairment assessment as of
       June 30, 2024 as it relates to the goodwill recognized in the February 2024 acquisition of
       GEDiCube. Please explain how the significant decline in your market capitalization since the acquisition date factored into your analysis.
 September 25, 2024
Page 2

       Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences